LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 4, 2022

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Listed Funds Trust (the “Trust”)
File No. 333-261819
Form N-14 for the Preferred-Plus ETF and Dividend Performers ETF
Dear Mr. Sutcliffe,
This correspondence responds to additional comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Combined Proxy/Registration Statement filed on Form N-14 on December 21, 2021 (the “Form N-14 Filing”) with respect to the reorganization (the “Reorganization”) of the Preferred-Plus and Dividend Performers (each, a “Target Fund,” and together, the “Target Funds”), each a series of Collaborative Investment Series Trust, into the Preferred-Plus ETF and Dividend Performers ETF (each, an “Acquiring Fund,” and together, the “Acquiring Funds”), each a series of the Trust.
For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Form N-14 Filing.
General
Comment 1.The Staff notes that the Consent of Independent Registered Public Accounting Firm is stale and a more recent consent is required.
Response: The Trust will include an updated Consent of Independent Registered Public Accounting Firm when it files an amendment to the Form N-14.
Comment 2.Please file as an exhibit a legal opinion/consent that includes Trust counsel’s consent to, as applicable: 1) prospectus discussion of the opinion, 2) reproduction of the opinion as an exhibit, and 3) naming of counsel in the registration statement.
Response: While Trust counsel does not concede that it is in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules thereunder, the form of tax opinion filed as an exhibit to the Trust’s N-14 Filing includes a consent to each of the items specified by the Staff comment. The Trust has removed any reference to the firm in connection with the legality of shares in the body of the N-14 registration statement. The consent in the legality of shares opinion is therefore sufficient and consistent with the requirements of Section 7 of the Securities Act of 1933 as filed.
Comment 3.In regard to the repositioning of 43% of the Target Preferred-Plus Fund’s preferred securities from over-the-counter preferred securities to listed preferred securities, please provide an estimated cost of any broker fees in dollars and in percentage of net assets.
Response: The Trust estimates that the broker fees will be approximately $7,000, which represents less than 0.01% of net assets.
Comment 4.On the signature page, please clarify the signatory for comptroller or principal accounting officer.
Response: The Trust has made the following clarification:
“Travis Babich        Treasurer, Principal Financial Officer and Principal Accounting Officer”

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If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 414-550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary
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